Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to Chile’s Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

MONETARY AND FINANCIAL SYSTEM

Pension Funds and the Chilean Pension System

On January 15, 2020, President Piñera announced a scheme of comprehensive reforms aimed at improving the Chilean pension system. If Congress approves the proposed reforms, Chile’s reformed pension system would be funded through a combination of contributions from the state, employers and workers. Pursuant to the proposed reforms, which are to be implemented gradually, an additional 3% contribution from employers will complement workers’ contributions to their retirement fund (Ahorro Previsional Personal). Moreover, a further 3% additional contribution (comprising a 2.8% contribution to the state-administered Collective and Solidary Retirement Fund (Fondo de Ahorro Colectivo y Solidario) and a 0.2% contribution to finance dependency insurance policies) will be borne by employers, with state support. The funds collected through this further 3% contribution will be used to provide financial support to current and future retirees, particularly benefitting women, middle-class-income citizens and dependent elderly citizens. The proposed additional contributions, would be managed by an autonomous public institution and be in addition to the current 10% contribution, which will remain under the management of private pension fund managers (AFPs).

If the proposed reform is approved by Congress, male retirees who have made contributions for a minimum of twelve years will have their pensions increased, on a monthly basis, by UF2 (approximately Ps. 56,600 as of the date of this Amendment), and female retirees who have made contributions for a minimum of eight years will have their pensions increased, on a monthly basis, by UF2.5 (approximately Ps. 70,800 as of the date of this Amendment). Such changes will result in an average 20% pension increase for male citizens, benefitting more than 500,000 retirees, and an average 32% pension increase for female citizens, benefitting more than 350,000 retirees. Future retirees and dependent elderly citizens will also benefit from pension increases.

Furthermore, in exceptional circumstances, such as in the case of terminally ill retirees, life expectancy will be re-assessed and such retirees will be allowed to claim part of their pension contributions in advance.

The aforementioned scheme of comprehensive reform further strengthens the recently approved increases in government-funded pensions subsidies introduced as part of the Social Agenda promoted by President Piñera. See “Republic of Chile——Recent Social Developments.”

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